Telephone (303) 893-2300	Clanahan, Beck & Bean, P.C. Attorneys at Law Suite 1401 1873 S. Bellaire Street Denver, Colorado 80222	Facsimile (303) 893-2882

September 10, 2010

Mr. Andrew Mew

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:      All-American SportPark, Inc.

            Form 10-K for the Fiscal Year Ended December 31, 2009

            Filed March 31, 2010
            File No. 000-24970

Dear Mr. Mew:

            Our firm serves as securities counsel to All-American Sportpark, Inc. (“AASP” or the “Company”).  This letter will serve as a response and/or explanation with respect to the comments contained in the comment letter dated August 31, 2010 from the staff of the Securities and Exchange Commission (the “Staff”).  The Company intends to file an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2009 (“Form 10-K”) upon resolution of your comments. The Form 10-K will reflect the Company’s responses to the Staff’s comments as well as update certain information and make conforming changes. To expedite your review, we have reproduced your comments and then provided our responses to your comments below..

Consolidated Balance Sheets, page F-2

1.      Please reconcile for us the amounts due to related parties on balance sheet to the amounts disclosed in your related party transactions footnote beginning on page F-12. Please revise your balance sheet or disclosures accordingly:

The Company will reconcile disclosures in Note 4 beginning on page F-12 to the balance sheet. The Company intends to revise its discussion about the amounts due to related parties in Note 4 as shown in the attached appendix.

Mr. Andrew Mew September 10, 2010 Page 2

2.      We refer you to the customer agreement with Callaway Golf Company (Callaway) disclosed on page F-15. Based on your disclosure it appears you have recognized some or all of the $2.75 million as deferred revenue. It also appears that the funding and resources provided to you by Callaway may represent a reimbursement of specific and identifiable costs incurred by you to sell Callaway products. Please tell us the accounting treatment for each specific component of this contract, for example: amounts received for operating expenses, facility and range improvements, and advertising expenses. In doing so, please tell us what separately identifiable benefits Callaway receives in exchange for cash consideration provided to you that warrants classifying these payments as revenue and explain why Calloway would have entered into this agreement if you did not purchase their products for resale. Please refer to FASB ASC 605-50-45-12 to 45-15. We may have further comment.

The Company’s Callaway Golf Center (“Golf Center”) is located on 42 acres of leased land positioned near the airport and hotels near the Las Vegas strip, providing Callaway Golf Company (“Callaway”) the benefit of marketing their name and products to both Las Vegas residents as well as tourists.

Callaway is not a vendor to the Company. Callaway’s name is prevalent throughout the Golf Center in both signage and products. The products are sold through the St. Andrews Golf Shop (“SAGS”), a tenant owned by the Company’s President and his brother, located within the Golf Center.

The Company is only providing advertising to Callaway. As consideration for the advertising and marketing, Callaway provided specific benefits to both the Company and to SAGS. The Company recognized the benefits of $750,000 for operations and approximately $555,000 in fixed assets as deferred revenue, to be recognized over the life of the contract as the Company provides the marketing for Callaway.

We intend to revise the language concerning the Customer Agreement Callaway in Note 7 to read as shown in the attached appendix to clarify the accounting treatment of the Customer Agreement.

Mr. Andrew Mew September 10, 2010 Page 3

3.      Notwithstanding the above comment, tell us and revise your disclosure to clarify how you accounted for the $600,000 in facility improvements.

The actual improvements attributable to the Company were approximately $555,000. As noted in response to Comment No. 2 above, these funds were also recorded as deferred revenue to be recognized over the life of the contract. Please see our proposed revisions to Note 7 in the attached appendix for the clarification.

Consolidated Statements of Operations, page F-3

4.      Your presentation of “net income operating (loss)” below total expenses in not appropriate. Please revise.

We intend to revise the referenced language to state “Loss from operations”.

5.      Explain to us and disclose the nature of the loss on disposal of property and equipment. Further, losses recognized on the sale of long-lived assets should be reported as a component of income from continuing operations. Refer to FASB ASC 360-10-45-5. Please revise your statements of operations.

Upon review of our fixed assets during the year ended December 31, 2009, we determined that certain fixed assets were impaired. We intend to amend the Form 10-K to revise the statements of operations to report this impairment as a component of our loss from operations and rename the category “Impairment on property and equipment”.

Consolidated Statements of Stockholders’ Deficit, page F-4

6.      Refer to page F-13 where you disclose you agreed to transfer a 49% interest in your wholly owned subsidiary, AAGC as a partial principal payment in the amount of ‘$600,000 on your outstanding loan due to St. Andrews Golf Shop. Please show us how you determined the increase to additional paid-in capital of $582,429 and adjustment to the non-controlling interest of $17,571. Refer to FASB ASC 810-10-45-23.

The $17,571 represents 49% of the carrying amount of the AAGC equity at the time of the transaction. The $582,429 excess of the

Mr. Andrew Mew September 10, 2010 Page 4

consideration received ($600,000) over the adjustment to the carrying amount of the non-controlling interest ($17,571) was recognized as an increase in additional paid-in capital attributable to the Company in accordance with FASB ASC 810-10-45-23 and FASB ASC 810-10-55-4C.

7.      Explain to us and disclose how you allocated the loss attributable to non-controlling interest. Please explain whether allocations are based on relative ownership interest or some other contractual agreement.

We allocated the loss attributable to non-controlling interest based on the relative ownership interest (49%). We will disclose this in our amendment.

Consolidated Statements of Cash Flows, page F-5

8.      Revise your cash flow statement to present the purchase of property and equipment as cash outflows from investing activities instead of financing activities or advise us of your basis for your current presentation.

We intend to amend the cash flow statement to reflect the purchase of property and equipment as an investing activity.

Related Party Transactions, page F-12

9.      Please expand your disclosure to state the nature of the transactions giving rise to amounts owed to related parties. For example you state you owe “these and other stores a total of $1,929,916” without describing the transactions resulting in amounts owed. In addition, please expand your disclosure to clarify the effect on your financial statements for amounts allocated to related parties for administrative/accounting support. If amounts owed by you are reduced by amounts allocated for administrative/accounting support and a right of offset exists, please disclose that fact. Please refer to FASB ASC 850-10-50.

We intend to expand our disclosure as shown in the attached appendix under Note 4.

10.  Please disclose the terms of the Saint Andrews sublease agreement for space at the Callaway Golf Center you refer to on page 7.

Mr. Andrew Mew September 10, 2010 Page 5

We plan to disclose the terms of the Saint Andrews sublease agreement as shown in the attached appendix under Note 4.

Legal Matters, page F-18

11.  You state on page F-19 the Company recognized other income totaling $478,054 for the year ended December 31, 2009. In this regard, you recognized total other expense of $478,054 for the year ended December 31, 2009. Please revise you disclosure. Further, it is unclear how you accounted for the Urban Land settlement agreement. Please tell us and disclose if you received the settlement payment and if so, where and when you recorded the $850,000.

We intend to revise our disclosure regarding the expense of $478,054, which will include the changes discussed in response to Comment No. 5 above. Additionally, we recognized the $850,000 as part of “Other income (expense)” for the year ended December 31, 2008. The payments for the settlement were received in 2008. We intend to add additional disclosures to clarify this as shown in Note 10 in the attached appendix.

* * * * * * * * * * *

        Attached hereto is a signed written statement from the Company that contains the "Tandy" representations.

               Please contact the undersigned if you have any questions or need any additional information in connection with this matter.

                                                                                                                              Very truly yours,

CLANAHAN, BECK & BEAN, P.C.

By:/s/ James P. Beck
James P. Beck

ATTACHMENTS

cc: All American SportPark, Inc.

      L.L. Bradford & Co.

APPENDIX

4. RELATED PARTY TRANSACTIONS

Due to related parties

The Company provides administrative/accounting support for (a) a golf retail stores wholly-owned by the Company's Chairman, named Las Vegas Discount Golf and Tennis (the "Paradise Store”), b) three golf retail stores, two of which are named Saint Andrews Golf Shop ("SAGS") and the other is a Las Vegas Golf and Tennis ("District Store"), owned by the Company's President and his brother, and (c) Sports Entertainment Enterprises, Inc. until February 2005. One of the SAGS stores is the retail tenant in the CGC. Administrative/accounting payroll and employee benefits are allocated based on an annual review of the personnel time expended for each entity. Amounts allocated to these related parties by the Company approximated $132,455 and $93,000 for the years ended December 31, 2009 and 2008, respectively.

In addition to the administrative/accounting support provided by the Company to the above stores, the Company received funding for operations from these and various other stores owned by the Company’s President, his brother, and Chairman. These funds helped pay for office supplies, phone charges, postages, and salaries. The net amount due to these stores totaled $1,089,040 and $1,452,670 as of December 31, 2009 and 2008, respectively. The amounts are non-interest bearing and due out of available cash flows of the Company. Additionally, the Company has the right to offset the administrative/accounting support against the funds received from these stores.

Lease to SAGS

The Company subleases space in the clubhouse to SAGS. Base rent includes $13,104 per month through July 2012 with a 5% increase for each of two 5-year options to extend in July 2012 and July 2017. For the years ended December 31, 2009 and 2008, the Company recognized rental income totaling $157,248 and $157,248.

7. COMMITMENTS

1

Customer Agreement

On June 19, 2009, the Company entered into a “Customer Agreement” with Callaway Golf Company (“Callaway”) and St. Andrews Golf Shop, Ltd. (“SAGS”) through our majority owned subsidiary AAGC. Pursuant to this agreement, AAGC shall expend an amount equal to or exceeding $250,000 for marketing and promotion of Callaway for a period of approximately three and one half years with an automatic extension to December 31, 2018 unless written notice of termination is received by November 2013. Callaway has agreed to provide funding and resources in the minimum amount of $2,750,000 to be allocated as follows: 1) $750,000 towards operating expenses of AAGC; 2) $750,000 facility improvements for both AAGC and St. Andrews Golf Shop; 3) $500,000 in range landing area improvements of AAGC and 4) three payments each of $250,000 for annual advertising expenses which will be repaid in golf merchandise to SAGS. AAGC will be reimbursed by SAGS for the expenditures in advertising. On July 1, 2009, the Company received the initial installment of $750,000 for operating expenses. Additionally, the Company has realized approximately $555,000 for improvements directly attributable to AAGC. These improvements included turf conversion, signage, and other leasehold improvements.

The annual payments for advertising will continue as long as Callaway, AAGC and SAGS agree to maintain that relationship. Due to the advertising requirement, the Company recognized the $750,000 and the $555,000 as deferred marketing revenue and recognized approximately $33,000 of income for the year ended December 31, 2010. The Company will continue to recognize income through the life of the agreement.

10. LEGAL MATTERS

The Company was plaintiff in a lawsuit against Western Technologies and was awarded a judgment of $660,000 in March 2003. Western Technologies had appealed the judgment to the Nevada Supreme Court (the "Court"). Western Technologies was required to and did file a bond in the amount of the judgment to date, which was approximately $1,180,000 including the judgment, interest, and attorney's fees. In October 2006, the "Court" ruled in favor of the defendant, but it wasn’t until August 2007 that an agreement was reached and all parties signed a Settlement Agreement. The Company received a total of $550,000 and a net after attorney’s fees of $300,000, which was used to finish repairs on the facility and for some upgrades.

2

In December 2005, the Company commenced an arbitration proceeding before the American Arbitration Association against Urban Land of Nevada ("Urban Land") seeking reimbursement of the $800,000 paid in settlement of a legal matter involving Sierra SportService plus fees and costs pursuant to the terms of the Company's agreements with Urban Land which owns the property on which the CGC is located. Urban Land filed a counterclaim against the Company seeking to recover damages related to back rent allegedly owed by Company of approximately $600,000. In addition, Urban Land claimed the Company misused an alleged $880,000 settlement related to construction defects lawsuits.

Urban land also filed another lawsuit against the Company and claims against other parties in the arbitration proceeding. The claims against the Company were essentially identical to the claims above. The other parties included, among others, Ronald S. Boreta, the President of the Company; Vaso Boreta, Chairman of the Board of the Company; and Boreta Enterprise, Ltd., a principal shareholder of the Company. The other party claims alleged that the Company and others defrauded or otherwise injured Urban Land in connection with Urban Land entering into certain agreements in which the Company is a party. A summary judgment was issued in this case in the favor of the Company in June 2008.

On February 10, 2006, Urban Land filed a notice of default on the CGC ground lease claiming that certain repairs to the property had not been performed or documented. The Company filed a lawsuit in the Eighth Judicial District Court of Clark County Nevada to prevent Urban Land from declaring the Company in default of its lease. The claims in the notice of default were added to the arbitration proceeding. A summary judgment was awarded to the Company in February 2008 in this proceeding.

On September 15, 2008, the Company entered into a settlement agreement with Urban Land pursuant to which all of the outstanding claims between Urban Land, the Company, and certain other related parties. As a result of the settlement agreement, the appeal pending before the Nevada Supreme Court and the arbitration proceedings involving the parties were ended.

3

Under the terms of the settlement agreement, Urban Land agreed to pay the Company $850,000 for the Sierra SportService matter. Further, Urban Land will not charge any rent for the ground lease on the Callaway Golf Center for the months of October 2008 through March 2009.

Effective on April 1, 2009, the minimum rent under the lease will be approximately $40,140 per month which amount will be subject to certain increases in October 2012 and October 2017. In addition, Urban Land’s 35% interest in the Company’s All American Golf Center, Inc. subsidiary was cancelled.

As part of the settlement, Urban Land also paid ASI Group, LLC, a principal shareholder of the Company, $185,877 for legal expenses and released certain other related parties from any liability in connection with the legal proceedings.

The Company received the $850,000 during the year ended December 31, 2008 and recognized the settlement as part of other income (expense) totaling $1,019,812.

4

ALL-AMERICAN SPORTPARK, INC.

6730 South Las Vegas Boulevard

Las Vegas, Nevada  89119

September 9, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Ladies and Gentlemen:

               On behalf of All-American SportPark, Inc. (the "Company"), please be advised that in connection with the Company's responses to the staff's comments the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                             ALL-AMERICAN SPORTPARK, INC.

                                                              By: /s/ Ronald S. Boreta

                                                                    Ronald S. Boreta, President